Exhibit 23.1

Consent of Independent Auditors

The Partners of

Star Gas Partners, L.P.:

We consent to incorporation by reference in the registration statements No. 333-100976 on Form S-3, Nos. 333-49751 and 333-103873 on Form S-4 and Nos. 333-40138, 333-46714 and 333-53716 on Form S-8 of Star Gas Partners, L.P. of our report dated December 4, 2003, relating to the consolidated balance sheets of Star Gas Partners, L.P. and Subsidiaries as of September 30, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss), partners’ capital and cash flows for each of the years in the three-year period ended September 30, 2003 and related financial statement schedule, which report appears in the September 30, 2003 annual report on Form 10-K of Star Gas Partners, L.P. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142.

/s/ KPMG LLP

Stamford, Connecticut

December 22, 2003